January 31, 2023

VIA EDGAR

Larry Spirgel, Office Chief

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rubicon Technologies, Inc.

Registration Statement on Form S-1/A

Filed January 26, 2023

File No. 333-268799

Dear Mr. Spirgel and Ms. Krebs:

Pursuant to our telephonic conversations and other correspondence, on behalf of Rubicon Technologies, Inc. (the “Company”), please find below our analysis as to the registration for resale of the shares of Class A Common Stock, par value $0.0001 of the Company (“Common Stock”), on the Registration Statement on Form S-1/A (File No. 333-268799) filed by the Company on January 26, 2023 (the “Registration Statement”), that are issuable pursuant to those certain convertible debentures described in the Registration Statement (the “Convertible Debentures”).

The shares of Common Stock underlying the Convertible Debentures issued and yet to be issued are registrable for resale on Form S-1 pursuant to C&DI Questions 139.06 and 139.11. Specifically:

● Our investor is irrevocably bound to purchase a set number of Convertible Debentures subject only to the effectiveness of the Registration Statement or other conditions outside of the investor’s control. There are no conditions to closing that are within the investor’s control or that the investor can cause not to be satisfied.

● The purchase prices of the Convertible Debentures issued and to be issued are fixed.

● The closing of the Convertible Debentures to be issued is expected to occur shortly following the effectiveness of the Registration Statement.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico